Reply to the Attention of	Thomas J. Deutsch
Direct Line	604.691.7445
Direct Fax	604.893.2679
Email Address	thomas.deutsch@mcmillan.ca
Our File No.	57562V-297082-Transaction Documents
Date	April 29, 2024

Via EDGAR Correspondence

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention:	John Coleman, Mining Engineer

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp.

Form 10-K for Fiscal Year Ended July 31, 2023

Filed September 29, 2023

File No. 001-33706

Response to the SEC Comment Letter

We are writing as counsel to and on behalf of Uranium Energy Corp. (the “Company”) and in response to the most recent comment letter (the “Comment Letter”), dated April 19, 2024, to the Company from the United States Securities and Exchange Commission (the “SEC”).

We are pleased to hereby provide the SEC with the Company’s responses to the Comment Letter, and please note that we have repeated below each of the comments/requests contained in the Comment Letter and responded in each instance in bold and immediately thereafter for, we hope and trust, the SEC’s ease of reference in review.

In this respect we note that we continue to refer below for ease of reference to each of the Company’s recently filed Form 10-K/A (the “Form 10-K/A”) and updated Regulation SK-1300 Technical Report Summary titled “2024 Technical Report on the Horseshoe-Raven Project, Saskatchewan”, dated effective on March 1, 2024 (the described “Updated TRS”) in this matter.

SEC Comment Letter:

“Form 10-K for the Fiscal Year Ended July 1, 2023

Item 15. Exhibits, Financial Statement Schedules
96.4, page 102

1.

We note your revisions to the technical report summary in response to prior comment 4, pertaining to disclosures of the cut-off grade and the inclusion of underground mining costs in the cut-off grade calculation. For example, we note that the cut-off grade has stayed the same with the inclusion of underground mining costs, however you have increased the commodity pricing and decreased the processing costs. The types of changes proposed in your response may be considered in an updated or new technical report summary, to support disclosures that may be made in a future periodic report, though would generally not be appropriate as revisions to a prior technical report summary.”.

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April 29, 2024 Page 2

Company Response:

In this respect the Company notes and confirms that:

●

The noted underground mining costs of $47.83/tonne were provided for in accordance with a 2022 Canadian Mining Journal article on cut and fill mining (the “Article”). The Updated TRS QPs believe this to be an accurate representation of the anticipated mining costs at the Horseshoe-Raven Project;

●

The noted uranium commodity price has increased since the filing by the Company of its Original TRS Report respecting the Horseshoe-Raven Project. The commodity price in the Updated TRS is now reasonably current and represents the present five-year projected commodity pricing;

●

The now Updated TRS notes that the processing costs were inflated from the 2016 scoping study originally supplied by the Company, and that this escalated the processing costs to $32.75/tonne in 2024. In this respect it appears that the number of $48.89/tonne in the Original TRS Report was an improper escalation of that cost and that the correction now to $32.75/tonne is believed to be more accurate by the QPs of the newly filed and Updated TRS; and

●

It believes that the recently filed and Updated TRS respecting the Horseshoe-Raven Project is fully accurate and that no revisions need to be made to the same or the Original TRS Report in this instance.

SEC Comment Letter:

“Please revise the technical report summary to include the underground mining cost and the original assumptions reported with your July 31, 2023 annual report. We would expect the revised calculations to increase the cut-off grade resulting in a reduction in mineral resources. Please coordinate with the qualified persons involved in preparing the technical report summary to ensure that content throughout the report is revised as necessary. Please similarly revise all corresponding information in your annual report. You may provide us with draft disclosures for review in advance of filing the amendments.”.

April 29, 2024 Page 3

Company Response:

In this respect the Company notes and confirms that it believes that its recently filed and Updated TRS respecting the Horseshoe-Raven Project is fully accurate and that no revisions need to be made to the same or the Original TRS Report in this instance.

SEC Comment Letter:

“The content of any updated or new technical report summary that you obtain to support future disclosures should provide clear explanations for any changes in assumptions that materially correlate with project economics, as this may include the cut-off grade, prices, costs and quantification of resources, relative to those requirements.

In your response, and not in your filing, please explain to us the difference in the processing and underground mining cut-off grade cost profile with respect to the Horseshoe-Raven project and the Roughrider Uranium project. In this regard we note the cost assumptions used in the Roughrider Uranium cut-off calculation are significantly greater that the Horseshoe-Raven cut-off grade cost assumptions.”.

Company Response:

In this respect the Company notes and confirms that:

●

The Canadian Mining Journal Article of 2022 (provided in the references of the 2024 report) shows the cost of cut and fill mining can be expected at $47.83/tonne. This mining method, when combined with the savings associated with heap leach processing, provides for considerable cost savings when compared to conventional long hole stoping underground;

●

In the Athabasca Basin it is not uncommon for underground mining costs to approach $1,000/tonne for the most expensive underground mining operations that require unique or exotic mining methods. The Horseshoe-Raven Project is uniquely suited by its geological setting in competent quartzite to be considered for mining by cut and fill, whereas this cannot be considered for most Athabasca deposits due to the lack of ground stability by being hosted at the sub-Athabasca unconformity or within faulted rocks in the basement. These factors lend the Horseshoe-Raven Project to be considered for access by decline into basement rocks without any Athabasca sandstone cover rocks and mining by the cut and fill method with heap leach recovery; and

April 29, 2024 Page 4

●

In contrast the Roughrider Project will require the development of a vertical shaft from surface to 300 metres or more at the Far East Zone, through unconsolidated overburden water-saturated sandstone which will require ground freezing to mitigate flooding from the water contained in the Athabasca sandstone. This will contribute to expensive and ongoing operation of ground freezing and water treatment far in excess of the costs required at the Horseshoe-Raven Project. While cut and fill mining is proposed for the very top of the West Deposit at the Roughrider Project, the majority of the deposit is not amenable to recovery by this method and long hole stoping is proposed for the rest of the Roughrider Project. Another cost mitigating factor at the Horseshoe-Raven Project is the shallow depth to mineralization, that tops at ~ 50 metres below the surface, whereas the Roughrider Project is quite deep necessitating the costly shaft. Milling/processing is another advantage for the Horseshoe-Raven Project, with a relatively uniform low-grade monometallic deposit that is amenable to heap-leach processing whereas the processing required at the Roughrider Project is conventional milling with more costly reagents and vastly more power consumption.

SEC Comment:

We are now responding, on behalf of the Company, to the SEC Staff’s recent comment respecting the timing of the now Updated TRS filing that accompanied its prior Form 10-K/A filing.

Company Response:

In this respect we note, on behalf of the Company, that the Company is the view that, in light of the foregoing responses to the recent SEC Comment Letter, no further revisions or updates are required going forward respecting its recent (and April 2, 2024 dated) Form 10-K/A filing and, in addition, that the recent and updated costing and pricing information provided for in the Updated TRS (which was also filed on April 2, 2024 and is now dated as updated to and effective as at March 1, 2024) is accurate such that no further revisions or updates are also required going forward for the same.

The Company is also of the view that, in light of the SEC’s initial comment letter in this instance; whereby the Company then determined that it was necessary to update and file its subject Form 10-K/A with certain resource estimate table footnotes updated for a large number of its material projects located in Item 2 of the same; and, furthermore, in light of the fact that the Company then also determined that it was necessary to update its Original TRS Report respecting its Horseshoe-Raven Project in order to update certain mining and processing costs and the pricing of uranium associated with an updated cut-off grade then calculated with the same; such filings by the Company were truly updated to incorporate both existing TRS information and the new information now provided for in the Updated TRS for the Horseshoe-Raven Project. As with the updated Form 10-K/A, Item 2 and the Updated TRS are current and it would be confusing to update the Original TRS Report with current information on costing and pricing and indicate that the effective date of the Original Report was somehow continuing. In this respect the Company notes that it filed several revised TRSs (but with current dated QP certification pages) in connection with its Form 10-K/A filing for fiscal 2022; at which point it was never suggested that the then revised TRSs were only effective for that fiscal year end. If that were the case, what would an issuer do if it had an updated resource estimate for a material property interest but was caused to revise a prior TRS and file the same under a prior Form 10-K filing when it knows that the information is no longer accurate. The Company is of the view the within and updated Form 10-K/A, which amends the information as set forth in the explanatory note as of the date of the filing of the Form 10-K/A, and related and Updated TRS are consistent in their approach to filing as is.

April 29, 2024 Page 5

In this respect the Company also notes the current explanatory note as set forth on page 1 of its recent Form 10-K/A filing which, it believes, clearly explains the updates provided for relative to the same:

“Uranium Energy Corp… is filing this Form 10-K/A… for the fiscal year ended July 31, 2023, as originally filed with the… SEC… on September 29, 2023 (the “Original Report”) to amend the disclosure contained in Items 2 and 15 of the Original Report pursuant to correspondence with… the Staff of the SEC in connection with the Staff’s review of the Original Report, including the Staff’s review of the property disclosure requirements for registrants engaged in mining operations and reflected in the Original Report.

Item 15 of the Original Report has been amended to contain:… the S-K 1300 Technical Report Summary 2024 Technical Report on the Horseshoe-Raven Project, Saskatchewan, dated March 1, 2024, attached as Exhibit 96.4 to this Form 10-K/A.

Except as expressly set forth herein, this Form 10-K/A does not reflect events occurring after the date that the Original Report was filed or modifies or updates any other of the other disclosures contained therein in any way other than as required to reflect the amendments discussed above. The remainder of the Original Report filed with the SEC on September 29, 2023, remains unchanged….”. (emphasis added)

We hope and trust that each of the foregoing responses are clear, satisfactory and fully responsive to the SEC’s recent Comment Letter; however, should the SEC have any further questions or concerns respecting any of the same please do not hesitate to contact the undersigned, at 604.691.7445, at the SEC’s convenience at any time.

We thank the SEC in advance for its prompt attention to and its continued cooperation in this matter and, in the interim, we remain,

Yours very truly, /s/ Thomas J. Deutsch Thomas Deutsch* for McMillan LLP

* Law Corporation

ec.	The Company and PwC